Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

April 27, 2011

Safe Harbour Statement

NYSE Euronext is party to a proposed business combination transaction with Deutsche Boerse AG. In connection with the proposed business combination transaction, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a draft proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) a draft offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. When finalized, NYSE Euronext will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of NYSE Euronext and a wholly owned subsidiary of Holding, and Holding will mail the offering prospectus to Deutsche Boerse AG shareholders in the United States in connection with Holding’s offer to acquire all of the outstanding shares of Deutsche Boerse AG. NYSE Euronext and Deutsche Boerse AG also expect that Holding will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”).

Investors and security holders are urged to read the proxy statement/prospectus and the offer document regarding the proposed business combination transaction if and when they become available because they will contain important information. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s Web site at www.nyse.com and Deutsche Boerse AG’s Web site at www.deutsche-boerse.com. The offer document will be made available at Holding’s Web site at www.global-exchange-operator.com following clearance by the BaFin.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. Holding reserves the right to deviate in the final terms of the public offer from the basic information described herein. Investors and holders of NYSE Euronext shares and Deutsche Boerse AG shares are strongly encouraged to read the offer document and all documents in connection with the public offer as soon as they are published, since they will contain important information.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

This announcement and related materials do not constitute in France an offer for ordinary shares in Alpha Beta Netherlands Holding N.V. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

PARTICIPANTS IN THE SOLICITATION

NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC if and when they become available.

FORWARD-LOOKING STATEMENTS

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the

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likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

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SMU Daily Mustang: INTERVIEW RECAP: CEO of NYSE Euronext Sits Down with SMU Student

April 26, 2011

By Praveen Sathianathan

Duncan Niederauer, Chief Executive Officer of NYSE Euronext, sat down with the Daily Mustang’s Praveen Sathianathan, a business journalism student, for a brief question and answer.

Can you give us an update on the merger with Deutsche Boerse? Earlier you said it is based on today’s prices compared to tomorrow’s value. Will you tell us more?

It’s today’s prices compared to tomorrow’s value. The counter proposal that we have looks at today’s prices, it does not really address value creation in the future because it’s a breaking up of the company, so there is nothing to talk about in terms of value creation. They’re dismantling the company.

The merger that we agreed to with DB, we think creates tremendous shareholder value in the medium and long term. It’s my job to convince the investors that’s the case.

How has perception of your company changed from your merger with Euronext to your upcoming merger?

What we have learned from doing this is, even now, having already been an international company for four years, a lot of people did not realize that we already were. So you have to reeducate some people to the fact that this isn’t a big change for us.

Like I said earlier during Maria’s interview [Maria Bartiromo], she asked a similar question: ‘What do you tell people who are saying now you’re going international?’ I pointed out to her, which she already knows obviously, that we went international in 2007.

We have already done a merger with a European-based set of exchanges. This is not a new experience for us. We are merely scaling our business. One of the messages I really have to convey successfully is that our business is really about scale and scope. Now we have this footprint, we are just extending that footprint, going deeper into some products and going into some new services. But the fact that we are merging with another European exchange, that is not really new news—we did that four years ago.

A lot of people, and it is not their responsibility to know, think our whole board and management team is American because we are the New York Stock Exchange. The fact is our management team is international, our board is international, board members come from six different countries, management team members from seven different countries. It is a very international company already.

Earlier you mentioned globalization affecting capital markets. Citing companies such as Coca Cola, Proctor Gamble, Texas Instruments. Do you see globalization as the wave of the future?

That’s the trend. Anyone who doesn’t think that globalization isn’t a trend just has to look at the world economic data. We can say the percentage numbers are higher in the emerging markets because the denominator is smaller. Of course those countries are going to grow faster than the biggest economies because of the law of large numbers problem.

If there are really going to be a half million new consumers created between China, India, and say Brazil in the next decade, all those consumer companies absolutely should be extending their footprint to those opportunities. That’s what great companies with great brands do. You don’t pull in and contract if you can extend your brand and you have the opportunity.

I think what the competitors are trying to do here is they don’t want us to do that because they realize we will be the best positioned company in the industry. And they don’t want to compete with that. To me, its almost flattering that two of our competitors are trying to disrupt what we are doing because if we were doing something that wasn’t a game changer, I doubt they would be interested in spending all this energy trying to disrupt it.

In this mornings class you said, “It’s not necessarily about more regulation, just smart regulation.” Can you expand on that?

The tendency in the wake of a crisis is people just want to write rule after rule after rule because if you write enough rules you figure you have plugged all the holes.

My view is we should take a giant step back and say what was the problem. What are the most sensible ways to fix it? Then apply the regulation that will fix the problem at hand. I think what happens is sometimes these new rules are solutions in search of a problem. We tend to write rules that address issues that were actually not part of a crisis. All I was saying is that we need to resist that temptation.

What business media do you read daily? Who does a better job at covering markets?

I think a few of the CNBC folks, David Faber in particular, does an excellent job of getting the facts, producing balanced reports and to me he’s more of a thinking man’s journalist on CNBC. I think Jonathan Spicer at Reuters does a very nice job in terms of a beat reporter. He will take that step back and ask the right questions. I think Jeremy Grant at FT over in the UK does a pretty good job. For financial news, I think MarketWatch is pretty good. Print media, I actually don’t read it. That may come as a surprise to some of your readers. It’s been interesting. Obviously, I am pretty busy. I don’t really take the time to read the news. But, I get snippets sent to me if there are articles that I need to read I make sure that I read them. I don’t have time to sift through all the publications to see if there is one in there.

It’s funny, the stories I read about us, when I know the facts and the truth, they are rarely close to accurate. So I then kind of assume that if that is the case with my company it might be the case with others. Why is every other article 80 percent true then, if ours are 80 percent not true? I kind of have gotten a bit discouraged with the print media. It’s a little too sensational for me and not very accurate.

What I think about today’s media is that it’s a much bigger palette. Before, if you looked at Wall Street Journal, checked out CNN, looked at maybe the New York Times Business Section, you were covered, or the FT if you had a global business. Now, it’s the blogosphere. Anyone can sit in front of a laptop and write three paragraphs about our deal and it gets read much more than it would have been read. There was no distribution network 10 years ago, now there is. So I think we have to just be aware that that’s an asset that has to be harnessed when you’re trying to do something like we’re trying to do. The typical company just says I need to check the main conventional boxes. I would say the media landscape is much bigger than that.

Wall Street Journal: NYSE CEO Says Deal Terms Could Improve

April 27, 2011

By Aaron Lucchetti and Jacob Bunge

Euronext chief Duncan Niederauer said his company and its merger partner, Germany’s Deutsche Börse AG, have many options to improve their deal to help it overcome a gap between its value and a rival bid led by Nasdaq OMX Group.

In an interview with The Wall Street Journal that previewed a shareholder meeting set for Thursday, Mr. Niederauer said that there were “a lot of things that can be done to take care of shareholders” and that the parent of the New York Stock Exchange would be “pretty pragmatic” to get shareholder approval for the deal.

NYSE Euronext Chief Executive Duncan Niederauer defended his company’s merger deal with Germany’s Deusche Börse on Tuesday in an interview with The Wall Street Journal.

Sweetening the terms may not happen for awhile and is more likely as a July shareholder vote approaches, Mr. Niederauer said in Tuesday’s interview. He also said that the two companies had decided to merge their various platforms for trading stocks and derivatives into one global platform, something that he said they were reluctant to do earlier before the competitive bid from Nasdaq and Atlanta’s IntercontinentalExchange Inc. was launched April 1.

“It’s not time to be conservative any more,” Mr. Niederauer said in reference to his plans to increase the projected cost savings from the deal to about €400 million ($585 million) per year from €300 million when the Deutsche Börse deal was announced in February.

At Thursday’s shareholder meeting, Mr. Niederauer plans to go into more detail about the merger and the company’s flexibility to sweeten the deal if necessary. The meeting will feature closely-watched votes on NYSE’s directors and shareholders’ right to call a special meeting, but the merger with Deutsche Börse isn’t scheduled to come up for its own vote until July 7.

Meanwhile on Tuesday, Nasdaq and ICE sent a letter to NYSE Euronext shareholders encouraging them to tell NYSE directors to meet with Nasdaq and ICE to address concerns. They also asked NYSE investors to tell board members they should allow Nasdaq and ICE to begin due diligence on NYSE Euronext.

“Simply put, your board is ignoring corporate governance best practices and the market reality of the situation,” Nasdaq chief executive Robert Greifeld and ICE CEO Jeffrey Sprecher said in the letter. “Ask your board to reconsider their refusal to engage on our superior proposal.”

Mr. Niederauer rejected that idea, saying the board didn’t see the Nasdaq joint bid as serious. “It seems like it’s designed … just to spoil our proposal,” said Mr. Niederauer. “I think what we’ve been presented with so far has been designed for us to reject.”

He added that not meeting with Nasdaq and ICE has led to many shareholder questions, especially since the cash-and-share-based Nasdaq-ICE proposal has maintained a premium of about 13%, or $1.3 billion, over Deutsche Börse’s share-based bid.

“If we were just looking to protect ourselves optically, we’d go have the meeting,” Mr. Niederauer said. “I don’t know if it would do much else for us.”

The most recent letter from Nasdaq and ICE stops short of taking the companies’ offer directly to shareholders to make their proposal an official hostile bid. However, such a move is expected since NYSE Euronext has been firm in its rejection of the Nasdaq-ICE offer and has shown no willingness to engage with them.

Mr. Niederauer said the financial flexibility of the combined company would allow it to pay dividends or buy back shares, something that would be more difficult for a Nasdaq-NYSE.

He said that he didn’t think job cuts would increase beyond early projections of about 100 positions in the U.S., despite the added cost savings projections.

While he noted that there was some overlap in the two companies’ stock options businesses, he said they also would be adding technology jobs in the U.S.

Mr. Niederauer said he wanted the yet-to-be-determined name of the new parent company to underscore its global stature. “You want that name to evoke, ‘Welcome to the party. Come be part of this great capital markets company that’s a truly international company.’ ”

Dow Jones: NYSE CEO: Deutsche Boerse Merger Will Bring One Trading Platform

April 26, 2011

By Jacob Bunge

The chief executives of IntercontinentalExchange Inc. (ICE: 122.37, +0.37, +0.30%) and Nasdaq OMX Group Inc. (NDAQ: 27.28, +0.05, +0.18%) on Tuesday called on NYSE Euronext (NYX: 39.29, +0.53, +1.37%) shareholders to push the Big Board’s directors for a meeting.

Setting up a meet between ICE, Nasdaq and NYSE would carry “no commitment” and would reassure NYSE Euronext’s shareholders that the company has evaluated all options, the Nasdaq and ICE bosses wrote in an open letter to NYSE Euronext shareholders.

“The NYSE should live up to the principles that they espouse for the stockholders of the companies listed on the New York Stock Exchange,” wrote Nasdaq OMX Chief Executive Bob Greifeld and ICE CEO Jeff Sprecher in the letter. “Ask your board to reconsider their refusal to engage on our superior proposal.”

The letter arrived two days ahead of an annual meeting of NYSE Euronext shareholders, slated for Thursday morning alongside the release of first-quarter earnings.

NYSE Euronext has since April 1 been defending to investors its agreed deal to merge with Deutsche Boerse AG (DB1.XE), following an unsolicited takeover proposal from ICE and Nasdaq that promises a premium based on higher cost savings by dividing up the business.

The top executive of NYSE Euronext (NYX: 39.29, +0.53, +1.37%) said that the Big Board’s parent and Deutsche Boerse AG (DB1.XE) have agreed to boil down trading systems to a single platform for all markets, helping to boost cost savings in Deutsche Boerse’s proposed purchase of the NYSE.

The streamlining will incorporate technology from both companies, and the decision gained momentum after the unsolicited approach from Nasdaq OMX Group Inc. (NDAQ: 27.28, +0.05, +0.18%) and IntercontinentalExchange Inc. (ICE: 122.37, +0.37, +0.30%), NYSE Chief Executive Duncan Niederauer said in an interview Tuesday.

“Two months ago, we weren’t ready to make that call,” Niederauer said in an interview with the Wall Street Journal, calling it an “emotional” issue for the technology-centered exchange companies.

Savings made by streamlining trading systems played into increased cost synergies estimated earlier this week by Niederauer, which went some way toward closing a perceived value gap between the Deutsche Boerse deal and the rival proposal from ICE and Nasdaq.

Niederauer touted the “financial flexibility” of the combined NYSE-Deutsche Boerse that will enable the agreed merger partners to weigh multiple ways to “take care of shareholders” as he works to secure support for the deal ahead of a planned July 7 vote.

NYSE Euronext’s board of directors twice this month has rejected a counterproposal from Nasdaq OMX and ICE, which seek to buy the New York Stock Exchange parent and divide its businesses between them.

The chief executives of ICE and Nasdaq OMX on Tuesday called on NYSE Euronext shareholders to push the Big Board’s directors for a meeting, which carry “no commitment” and would reassure NYSE Euronext’s shareholders that the company has evaluated all options.

“The NYSE should live up to the principles that they espouse for the stockholders of the companies listed on the New York Stock Exchange,” wrote Nasdaq OMX Chief Executive Bob Greifeld and ICE CEO Jeff Sprecher in an open letter to NYSE Euronext shareholders. “Ask your board to reconsider their refusal to engage on our superior proposal.”

The letter arrived two days ahead of an annual meeting of NYSE Euronext shareholders, slated for Thursday morning alongside the release of first-quarter earnings.

Niederauer on Tuesday said that so far the overtures from Nasdaq OMX and ICE seemed designed for the NYSE Euronext board to reject, calling the initial approach “a loosely worded” letter with no commitments or protections. An improved offer last week remained heavily conditional and amounted to “an artificial sweetener.”

DJ UPDATE: NYSE CEO Touts Shareholder Value In Deutsche Boerse Deal

April 26, 2011

By Jacob Bunge of Dow Jones Newswires

The top executive of NYSE Euronext (NYX) said Tuesday that a merger with Deutsche Boerse AG (DB1.XE, DBOEF) would create an exchange company with broad “financial flexibility” to produce value for shareholders, leaving open the possibility of further improving standing terms of the deal.

Duncan Niederauer, chief executive of the Big Board’s parent, also took aim atan unsolicited approach from Nasdaq OMX Group Inc. (NDAQ) and IntercontinentalExchange Inc. (ICE) that he said appears intended to spoil the agreed merger.

“They win if we get a ‘no’ vote on July 7,” said Niederauer in an interview with The Wall Street Journal on Tuesday, referring to the planned shareholder vote on the combination with Deutsche Boerse.

Niederauer this week is canvassing NYSE Euronext shareholders ahead of the company’s annual meeting on Thursday, promoting the Deutsche Boerse deal and addressing its perceived “value gap” with the premium offered by ICE and Nasdaq OMX. The Deutsche Boerse combination values NYSE Euronext at roughly $10 billion, while Nasdaq and ICE’s proposal puts the Big Board’s value at about $11 billion.

“There are a lot of things that can be done to take care of shareholders,” said Niederauer, who planned to spend the coming two months intensely focused on ensuring support for a combination that would create the world’s largest operator of financial exchanges.

NYSE shareholders understand the strategic value of the deal with Deutsche Boerse, Niederauer said, but some are still looking for the two companies to produce improved terms before the July vote.

“We have to spend the next eight to nine weeks understanding what, if anything, is going to be required,” he said. Niederauer this week already has outlined ramped-up synergies in the agreed merger, now identifying EUR400 million in cost savings, or $586 million, up from an initial estimate of EUR300 million. Adding that figure to an anticipated $133 million in revenue synergies comes out to about $719 million in synergies with Deutsche Boerse, helping close a gap with the $740 million in synergies touted by ICE and Nasdaq OMX.

The rivals want to buy NYSE Euronext and split derivatives from equities- and technology-related businesses.

Niederauer said Tuesday that much of the newfound savings would come from streamlined trading technology, as NYSE Euronext and Deutsche Boerse have agreed to boil down systems to a single platform for all markets that incorporates technology from both companies.

“Two months ago, we weren’t ready to make that call,” Niederauer said, calling it an “emotional” issue for the technology-centered exchange companies.

The decision drew momentum from the Nasdaq-ICE approach, which Niederauer said seemed designed for the NYSE Euronext board to reject. He called the initial approach “a loosely worded” letter with no commitments or protections, and an improved offer last week remained heavily conditional and amounted to “an artificial sweetener.”

NYSE Euronext’s board of directors twice this month has rejected the counterproposal from Nasdaq OMX and ICE.

“We think it’s just to spoil our proposal,” Niederauer said. “They do not want to compete against this combined [company].”

The chief executives of ICE and Nasdaq OMX, meanwhile, Tuesday called on NYSE Euronext shareholders to push the Big Board’s directors for a meeting, which would carry “no commitment” and reassure NYSE Euronext’s shareholders that the company has evaluated all options.

“The NYSE should live up to the principles that they espouse for the stockholders of the companies listed on the New York Stock Exchange,” wrote Nasdaq OMX Chief Executive Bob Greifeld and ICE Chief Executive Jeff Sprecher in an open letter to NYSE Euronext shareholders. “Ask your board to reconsider their refusal to engage on our superior proposal.”